SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  1  )*


InterTAN, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

461120107
(CUSIP Number)

Michael S. Katz, Two American Lane, Greenwich, Connecticut 06836
Tel: (203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
 13d-1(e), 13d-1(f) or 13d-
1(g), check the following box -


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule,including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containinginformation which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

(Page 1 of 4 Pages)

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Silverton International Fund Limited

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) -
      (b) -

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            WC, OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) -

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
            0

8     SHARED VOTING POWER
            0

9     SOLE DISPOSITIVE POWER
            0

10    SHARED DISPOSITIVE POWER
            0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*      -


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

14    TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
      This statement is filed pursuant to Rule 13d-2(a) with respect to the common stock, $1.00 par value ("Common Stock"), of InterTAN, Inc. (the "Issuer") beneficially owned by Silverton International Fund Limited ("Silverton") as of January 27, 1999, and amends the Schedule 13D filed on February 18, 1997, as amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.


ITEM 3.     Source and Amount of Funds or Other Consideration

      Not Applicable.


ITEM 5.     Interest in Securities of the Issuer

      (a)  Silverton beneficially owns no shares of Common Stock.

      (b)  Not Applicable.

      (c) The following transactions were effected by Silverton during the past sixty (60) days:

      DATE        SECURITY**  AMOUNT BOUGHT (SOLD)    PRICE EXCLUDING
COMMISSION

January 6, 1999   Debentures        (1,250,000)       $115.00*
January 11, 1999  Debentures        (2,340,000)       $118.22*
January 13, 1999  Debentures          (780,000)       $119.00*
January 13, 1999  Debentures        (1,000,000)       $118.50*
January 19, 1999  Debentures        (2,000,000)       $119.00*
January 25, 1999  Debentures        (3,214,000)       $129.86*

      *Canadian Dollars.

      ** 9% Convertible Subordinated Debentures due August 30, 2000.

      The above transactions were effected by Silverton over-the-counter.

      (d)  Not Applicable.

      (e) The reporting persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 13, 1999.
SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: January 27, 1999


                              SILVERTON INTERNATIONAL FUND LIMITED

                              By: Paloma Advisors Limited (USA), as
                                    Attorney-in-Fact


                                    By: /s/ Michael J. Berner
                                          Michael J. Berner
                                          Vice President